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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. ________)*

                                LYNCH CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    551137102
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                                 (CUSIP Number)

Raymond H. Keller, Chief Financial Officer
Lynch Corporation
50 Kennedy Plaza, Suite 1250
Providence, RI  02903
(401) 453-2007
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 2, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No.   551137102
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1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only)
      RALPH R. PAPITTO
      -----------------------------------------------------------
      --------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   Not applicable
      --------------------------------------------------------------------------

      (b)   Not applicable
      --------------------------------------------------------------------------

3.    SEC Use Only
                  --------------------------------------------------------------

4.    Source of Funds (See Instructions) PF
                                        -------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant Items 2(d) or 2(e)

      Not applicable
      --------------

6.       Citizenship or Place of Organization     USA
                                             -----------------------------------

Number of Shares Beneficially Owned by Each Reporting Person with:

7.    Sole Voting Power          180,952
                       ---------------------------------------------------------

8.    Shared Voting Power         None
                         -------------------------------------------------------

9.    Sole Dispositive Power        180,952
                            ----------------------------------------------------

10.   Shared Dispositive Power     None
                                ------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
           180,952
      --------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)--------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)     10.78%
                                                        ------------------------

14.   Type of Reporting Person (See Instruction)     IN
                                                --------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


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Item  1. Security and Issuer

Common Stock, $0.01 par value per share, of Lynch Corporation, 50 Kennedy Plaza, Suite 1250, Providence, RI 02903

Item  2. Identity and Background

(a)   Name: Ralph R. Papitto

(b) Business address: c/o Lynch Corporation, 50 Kennedy Plaza, Suite 1250, Providence, RI 02903

(c)   Chairman of the Board and Chief Executive Officer of Lynch Corporation.

(d) During the last 5 years, Mr. Papitto has not been convicted in a criminal proceeding.

(e) During the last 5 years, Mr. Papitto has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Citizenship: USA

Item  3. Source and Amount of Funds or Other Consideration

Of the 180,952 shares of Common Stock beneficially owned by Mr. Papitto, 180,000 of such shares are the subject of an unexercised option (the "Option") which was granted to Mr. Papitto by Lynch Corporation on December 10, 2001. The exercise price of the Option is $17.50 per share, which was the fair market value of Lynch Corporation Common Stock on the date of grant. When the Option was approved by the shareholders of Lynch Corporation at the annual meeting of shareholders held on May 2, 2002, the Option became immediately exercisable as to all or any portion of the 180,000 shares covered thereby; and the Option may hereafter be exercised, at the exercise price of $17.50 per share, at any time prior to the earlier of December 10, 2011 or five years after Mr. Papitto ceases to be the Chief Executive Officer of Lynch Corporation. The exercise price of the Option can be paid in cash or shares of Lynch Corporation Common Stock. As of the date of filing of this Schedule 13D, Mr. Papitto has not exercised the Option to acquire any of the shares covered thereby.

The other 952 shares beneficially owned by Mr. Papitto are owned outright and were acquired prior to and independently of the Option.

Item  4. Purpose of Transaction

The Board of Directors of Lynch Corporation granted the above-described Option to Mr. Papitto on December 10, 2001, as part of his compensation package. The grant of the Option was approved by the shareholders of Lynch Corporation at the annual meeting of shareholders held on May 2, 2002.

The terms and conditions of the Option were fully disclosed in the definitive proxy statement of Lynch Corporation which was mailed to shareholders for the May 2, 2002 annual meeting and which was filed with the Securities and Exchange Commission on April 1, 2002 (SEC file number 001-00106). Also, Mr. Papitto reported the Option on his SEC Form 5 filed with the Securities and Exchange Commission on March 12, 2003.

        (a)      Not applicable.
        (b)      Not applicable.
        (c)      Not applicable.
        (d)      Not applicable.
        (e)      Not applicable.
        (f)      Not applicable.
        (g)      Not applicable.
        (h)      Not applicable.
        (i)      Not applicable.
        (j)      Not applicable.

Item  5. Interest in Securities of the Issuer

a. The aggregate number of shares of Common Stock of Lynch Corporation beneficially owned by Mr. Papitto is 180,952 shares, representing 10.78% of the total number of shares of Common Stock of Lynch Corporation outstanding as of December 31, 2002. (For purposes of calculating the 10.78% figure, the 180,000 shares reserved for issuance under the Option were also considered to be outstanding.) Of the 180,952 shares beneficially owned by Mr. Papitto, 180,000 of such shares are shares which Mr. Papitto has a right to acquire upon exercise of the Option.

b. Mr. Papitto would have sole voting and sole dispositive power with respect to any portion of the 180,000 shares of Common Stock of Lynch Corporation which he may hereafter acquire upon exercise of the Option. Mr. Papitto has sole voting and dispositive power with respect to the other 952 shares which he now owns outright.

c.         Not applicable.

d          Not applicable.

e.         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Option was granted to Mr. Papitto by Lynch Corporation pursuant to an Option Agreement between Mr. Papitto and Lynch Corporation dated December 10, 2001, a copy of which is attached as Exhibit A hereto. The grant of the Option was approved by the shareholders of Lynch Corporation at the Annual Meeting of Shareholders held on May 2, 2002.



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Item 7.  Material to Be Filed as Exhibits

See the Option Agreement referred to in Item 6 above.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     April 2, 2003
--------------------------------------------------------------------------------
Date

--------------------------------------------------------------------------------
Signature

/s/  RALPH R. PAPITTO
--------------------------------------------------------------------------------
Name/Title


                                    Exhibit A

                                Lynch Corporation
                           2001 EQUITY INCENTIVE PLAN
                        Non-Incentive Option Certificate

      Stock option granted by Lynch Corporation, an Indiana corporation (the "Company"), to Ralph R. Papitto (the "Optionee"), pursuant to the Company's 2001 Equity Incentive Plan (the "Plan").

1.    Grant of Option

      This certificate evidences the grant by the Company to the Optionee on the date hereof of an option to purchase, in whole or in part, on the terms provided herein and in the Plan, a total of 180,000 shares of common stock of the Company (the "Shares" or the "Stock") at $17.50 per Share.

      The latest date on which this option may be exercised (the "Final Exercise Date") is the earlier of (a) the tenth anniversary of the date hereof or (b) five years after the Optionee ceases to be the Chief Executive Officer of the Company. The option evidenced by this certificate is not an ISO.

      Subject to shareholder approval, this option is immediately exercisable at any time prior to the Final Exercise Date as to all or any portion of the Shares.

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

2.    Exercise of Option

      Each election to exercise this option shall be in writing, signed by the Optionee or by his/her executor or administrator or by the person or persons to whom this option is transferred by will or the applicable laws of descent and distribution (the "Legal Representative") within the one year period ending with the first anniversary of the Optionee's death (subject to the limitations set out in Section 6c of the Plan), and received by the Company at its principal office, accompanied by payment in full and by such additional documentation evidencing the right to exercise (or, in the case of a Legal Representative, of the authority of such person) as the Option Committee (the "Committee") of the Board of Directors (the "Board") designated by the Board to administer the Plan may require. The purchase price may be paid in cash or by personal check, bank draft or money order payable to the order of the Company, through the delivery of shares of Stock (which have been outstanding for at least six months ) having a fair market value on the last business day preceding the date of exercise equal to the exercise price, by delivery of an unconditional and irrevocable undertaking by a broker to deliver promptly to the Company sufficient funds to pay the exercise price or by a combination of any of the above permissible forms of payment; provided, that if the Shares delivered upon exercise of the option are original issues of authorized Stock, at least so much of the exercise as represents the par value of the Shares purchased shall be paid other than by the Optionee's personal check.

3.    Restrictions on Transfer

      If at the time this option is exercised the Company is a party to any agreement restricting the transfer of any outstanding shares of its Stock, this option may be exercised only if the Shares so acquired are made subject to the transfer restrictions set forth in that agreement (or if more than one such agreement is then in effect, the agreement specified by the Committee or the Board).

4.    Withholding

      No Shares will be transferred pursuant to the exercise of this option unless and until the person exercising this option shall have remitted to the Company an amount sufficient to satisfy any federal, state or local withholding tax requirements, or shall have made other arrangements satisfactory to the Company with respect to such taxes.

5.    Death or Status Change

      Upon the death or termination of the Optionee's service with the Company for any other reason, this option shall terminate as to any Shares for which it was not exercisable immediately prior to the death or termination; provided, that the Committee in its sole discretion may provide (either prior to or following the death or termination) that any or all of such portion of this option not otherwise exercisable prior to the death or termination shall be treated as having become exercisable immediately prior to the death or termination. As to that number of Shares for which the option was exercisable (or deemed exercisable by action of the Committee) immediately prior to the death or termination, it shall in the case of a termination remain exercisable until the

                                       7
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Final Exercise Date, and in the case of a death for a period of twelve months following the death of the Optionee (but in no event beyond the Final Exercise
Date).

6.    Nontransferability of Option

      This option is not transferable by the Optionee other than by will or the laws of descent and distribution, and is exercisable during the Optionee's lifetime only by the Optionee.

7.    Provisions of the Plan

      This option is subject in its entirety to the provisions of the Plan, a copy of which is furnished to the Optionee with this option. All initially capitalized terms not otherwise defined herein shall have the meaning provided in the Plan.

      IN WITNESS WHEREOF, the Company has caused this option to be executed under its corporate seal by its duly authorized officer. This option shall take effect as a sealed instrument.

                                                  LYNCH CORPORATION

                                                  By:
                                                         -----------------------
                                                         Raymond H. Keller,
                                                         Chief Financial Officer

Dated as of December 10, 2001



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